UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.    1 )*


                     EARTHLINK NETWORK, INC.
                        (Name of Issuer)

                             COMMON
                  (Title of Class of Securities)

                           270322100
                         (CUSIP Number)

   R. David Mishel, c/o Thelen, Marrin, Johnson & Bridges, LLP
   Two Embarcadero Center, San Francisco, CA 94111 (415) 392-6320 (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 9, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D. and is filing this schedule because of Rule 13d-l(bX3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all OTHER PROVISIONS of the Act (however, see the Notes).

                                                  SEC 1746(12-91)

                          SCHEDULE 13D

CUSIP     270322100                    PAGE   2   OF   8    PAGES
NO.

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Storie Partners, L.P.
    Federal I.D. # 94-3229736

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a)[]
                                                           (b)[]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    W/C

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   []

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
                   664,899

  NUMBER OF     8  SHARED VOTING POWER
   SHARES          ------------------
BENEFICIALLY
  OWNED BY
    EACH        9  SOLE DISPOSITIVE POWER
  REPORTING        664,899
   PERSON
    WITH
               10  SHARED DISPOSITIVE POWER
                   ----------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    664,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROM (11) EXCLUDES CERTAIN SHARES*                        []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.26%

14  TYPE OF REPORTING PERSON*
    PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION

                          SCHEDULE 13D

CUSIP     270322100                    PAGE   3   OF   8    PAGES
NO.

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
    Storie Advisors, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a[]
                                                           (b[]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    N/A  (Reporting person has no direct ownership)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  []

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
                   -----------------

  NUMBER OF     8  SHARED VOTING POWER
   SHARES          664,899
BENEFICIALLY
  OWNED BY
    EACH        9  SOLE DISPOSITIVE POWER
  REPORTING        -----------------
   PERSON
    WITH
               10  SHARED DISPOSITIVE POWER
                   664,899

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    664,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROM (11) EXCLUDES CERTAIN SHARES*                        []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.26%

14  TYPE OF REPORTING PERSON*
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION

                                                Page 4 of 8 pages

ITEM 1. SECURITY AND ISSUER
        Common Stock
        $ .01 par value
        Earthlink Network, Inc.
        3100 New York Drive, Pasadena, CA 91107


ITEM 2. IDENTITY AND BACKGROUND
(A)-(C) Storie Partners, L.P. ("Storie"), a California limited partnership whose principal business is investment,
        located at One Bush Street, Suite 1350, San Francisco, CA
        94104

(D)     No criminal convictions

(E)     No civil judicial or administrative proceedings


(A)-(C) Storie Advisors, Inc., a California corporation whose principal business is investment management, located at
        One Bush Street, Suite 1350, San Francisco, CA  94104

(D)     No criminal convictions
(E)     No civil judicial or administrative proceedings


(A)     Richard E. Dirickson, Jr.
(B)     One Bush Street, Suite 1350, San Francisco, CA 94104
(C)     Director and Officer of Storie Advisors, Inc., San
        Francisco, CA
        Manager Member of Amanda Venture Investors, LLC, San
        Francisco, CA
        Director and Officer of Cypress Advisors, Inc., San
        Francisco, CA
        Director and Officer of San Francisco Sentry Investment Group, San Francisco, CA
        President of S F Sentry Securities, Inc., San Francisco,
        CA

(D)     No criminal convictions

(E)     No civil judicial or administrative proceedings

(F)     USA


(A)     Steven A. Ledger

(B)     One Bush Street, Suite 1350, San Francisco, CA 94104

(C)     Director and Officer of Storie Advisors, Inc., San
        Francisco, CA
        Manager Member of Amanda Venture Investors, LLC, San
        Francisco, CA
        Associated Person of Cypress Advisors, Inc., San
        Francisco, CA
        Associated Person of San Francisco Sentry Investment
        Group, San Francisco, CA
        Registered Representative of S F Sentry Securities, Inc.,
        San Francisco, CA

(D)     No criminal convictions

(E)     No civil judicial or administrative proceedings

(F)     USA

                                                Page 5 of 8 pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        The source of funds used by Storie for all of its purchases was investment working capital.

        The total amount of funds for its purchases since its initial filing of May 22, 1997, is $1,419,409.00.


ITEM 4. PURPOSE OF TRANSACTION
        The reporting persons have acquired shares of stock of Earthlink Network, Inc. ("Earthlink") for the purpose of obtaining an equity position in Earthlink.

(A) The reporting persons may in the future either acquire additional securities or dispose of securities of Earthlink.

(B) The reporting persons have no present plans for or proposals for an extraordinary corporate transaction.

(C) The reporting persons have no present plans or proposals to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries.

(D) The reporting persons have no present plans or proposals for a change in the present Board of Directors or management of the Issuer.

(E) The reporting persons have no present plans or proposals for a change in the present capitalization or dividend policy of the Issuer.

(F)-(J) The reporting persons have no present plans or proposals for any change in the present business or corporate structure, for any changes in the Issuer's organizational documents, to cause a class of securities of the Issuer to cease to be quoted on NASDAQ, to cause any class of equity securities of the Issuer to terminate its registration under Section 12 of the Exchange Act, or for any action similar to those enumerated above.

                                                Page 6 of 8 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(A) On September 9, 1997, Storie beneficially owned 664,899 shares of common stock of Earthlink, which it believes to be 6.26% of the fully diluted common stock class of shares of the Issuer outstanding at this time. Storie Advisors, Inc., through its relationship with Storie, may be deemed to be a beneficial owner of such securities.

(B) Storie has sole power to vote or direct the vote of all of its shares of common stock of Earthlink. The management of Storie is vested exclusively in its General Partner, Storie Advisors, Inc. Through their relationship with Storie Advisors, Inc., Richard E. Dirickson, Jr. and Steven A. Ledger make investment decisions for Storie. Thus, either may be deemed to have shared voting and dispositive powers.

(C) During the last sixty days, Storie purchased shares of Earthlink as follows:

               Date         No. of Shares Price/Share
               7/25/97        2,200        13.06
               7/30/97       10,000        10.685
               7/31/97        1,300        11.125
               8/04/97       10,000        11.435
               8/05/97       30,400        11.762
               8/06/97       14,000        12.109
               8/07/97        5,000        12.247
               8/08/97        5,000        12.498
               8/11/97       34,500        12.498
               8/27/97        4,500        11.31

        All shares were purchased on the open market through broker-dealers.

(D) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(E)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER Storie Advisors, Inc., is the general partner of Storie. Messrs. Dirickson and Ledger are officers, directors and shareholders of Storie Advisors, Inc. There are no contracts, arrangements, understandings or other relationships between such persons with respect to the shares of Earthlink owned by Storie. In addition, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the shares of Earthlink owned by Storie.

                                                Page 7 of 8 pages

ITEM 7. MATERIAL SUBMITTED AS EXHIBITS

        None.

                                                Page 8 of 8 pages
                           SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 15, 1997            STORIE PARTNERS, L.P.
                              By:  Storie Advisors, Inc.
                                   General Partner



                              By:    /s/  Steven A. Ledger
                              Steven A. Ledger

                              Its: Chief Financial Officer

September 15, 1997            STORIE ADVISORS, INC.



                              By:   /s/  Steven A. Ledger
                              Steven A. Ledger

                              Its: Chief Financial Officer